EXHIBIT 1.2

Consolidated Financial Statements
December 31, 2019

Management's Annual Report on Internal Control Over Financial Reporting

Management of the Company, under the supervision of the Chief Executive Officer and the Chief Financial Officer, is responsible for establishing and maintaining adequate internal control over the Company's financial reporting. Internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with United States generally accepted accounting principles.

We, including the Chief Executive Officer and Chief Financial Officer, have assessed the effectiveness of the Company's internal control over financial reporting in accordance with Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, we, including the Chief Executive Officer and Chief Financial Officer, have determined that the Company's internal control over financial reporting was effective as at December 31, 2019. Additionally, based on our assessment, we determined that there were no material weaknesses in the Company's internal control over financial reporting as at December 31, 2019.

The effectiveness of the Company's internal control over financial reporting as at December 31, 2019 has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report included herein.

February 12, 2020

/s/ Tobias Lütke
Tobias Lütke
Chief Executive Officer

/s/ Amy Shapero
Amy Shapero
Chief Financial Officer

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Shopify Inc.

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of Shopify Inc. and its subsidiaries (together, the Company) as of December 31, 2019 and 2018, and the related consolidated statements of operations and comprehensive loss, shareholders’ equity and cash flows for the years then ended, including the related notes (collectively referred to as the consolidated financial statements). We also have audited the Company's internal control over financial reporting as of December 31, 2019, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2019 and 2018, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2019, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.

Change in Accounting Principle
As discussed in Note 3 to the consolidated financial statements, the Company changed the manner in which it accounts for leases in 2019.

Basis for Opinions

The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Annual Report on Internal Control Over Financial Reporting. Our responsibility is to express opinions on the Company’s consolidated financial statements and on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.
Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Definition and Limitations of Internal Control over Financial Reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
Critical Audit Matters
The critical audit matters communicated below are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that (i) relate to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.
Revenue Recognition - Principal versus Agent Considerations

As described in Note 3 to the consolidated financial statements, management follows the guidance provided in ASC 606, Revenue from Contracts with Customers, for determining whether the Company is the principal or an agent in arrangements with customers that involve another party that contributes to providing a specified service to a customer. In these instances, management determines whether the Company has promised to provide the service itself (as principal) or to arrange for the specified service to be provided by another party (as an agent). As disclosed by management, this determination is a matter of judgment that depends on the facts and circumstances of each arrangement. The Company recognizes revenue from Shopify Shipping and the sales of apps on a net basis (as an agent) as the Company is not primarily responsible for the fulfillment, does not have control of the promised service, and does not have full discretion in establishing prices and therefore is the agent in the arrangement with merchants. All other revenue is reported on a gross basis, as management has determined it is the principal in each arrangement. Revenue reported on a gross basis makes up a significant portion of total revenues of $1,578 million.

The principal considerations for our determination that performing procedures relating to revenue recognition - principal versus agent considerations is a critical audit matter are (1) that there was judgment applied by management in assessing the indicators that the Company controls the promised service before it was transferred to the customer, including assessing whether the Company was primarily responsible for fulfilling the promised service and whether the Company had full discretion in establishing the prices for the promised service, and (2) a high degree of auditor judgment, subjectivity and effort in performing audit procedures and evaluating the results of those procedures.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to management’s assessment of indicators that the Company controls the promised service before it is transferred to the customer. These procedures also included, among others, testing the reasonableness of management’s assessment of the indicators of control over the promised service which included determining whether the Company was primarily responsible for fulfilling the promised service and has full discretion in establishing pricing by considering the contractual terms with merchants and agreements with service providers, where applicable, and considering whether these conclusions were consistent with evidence obtained in other areas of the audit.

Valuation of Intangible Assets in the 6 River Systems, Inc. Acquisition

As described in Notes 3 and 22 to the consolidated financial statements, the Company completed the acquisition of 6 River Systems, Inc. (6RS) for consideration of $394 million and the transaction was accounted for as a business combination. The acquired intangible assets included technology and customer relationships valued at $143 million and $8 million, respectively. The Company recorded the acquired intangible assets at fair value on the date of acquisition using a discounted cash flow methodology to fair value technology and a cost approach to fair value customer relationships. The methods used to estimate the fair value of acquired intangible assets involve significant assumptions. The significant assumptions applied by management in estimating the fair value of acquired intangible assets included income projections and discount rates.

The principal considerations for our determination that performing procedures relating to the valuation of intangible assets in the 6RS acquisition is a critical audit matter are (1) there was a high degree of auditor judgment and subjectivity in applying procedures relating to the fair value of intangible assets acquired due to the significant judgment by management when developing the estimates and (2) significant audit effort was required in evaluating the significant assumptions relating to the estimates, including the income projections and discount rates. In addition, the audit effort involved the use of professionals with specialized skill and knowledge to assist in performing these procedures and evaluating the audit evidence obtained.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls over the valuation of intangible assets including controls over the development of the assumptions used in the valuation of the intangible assets. These procedures also included, among others, reading the purchase agreement, and testing management’s process for estimating the fair value of intangible assets. Testing management’s process included evaluating the appropriateness of the valuation models, testing the completeness, accuracy, and relevance of underlying data used in the models, and testing the reasonableness of significant assumptions, including the income projections and discount rates. Evaluating the reasonableness of the income projections involved considering the current performance of the acquired business, the consistency with external market and industry data, and whether these assumptions were consistent with other evidence obtained in other areas of the audit. Professionals with specialized skill and knowledge were used to assist in evaluating the reasonableness of significant assumptions, including the discount rates, by comparing them against discount rate ranges that were independently developed using publicly available market data for comparable companies.

/s/ PricewaterhouseCoopers LLP

Chartered Professional Accountants, Licensed Public Accountants
Ottawa, Canada
February 12, 2020

We have served as the Company’s auditor since 2011.

Shopify Inc.
Consolidated Balance Sheets
Expressed in US $000’s except share amounts

		As at
		December 31, 2019	December 31, 2018
	Note	$	$
Assets
Current assets
Cash and cash equivalents	4	649,916	410,683
Marketable securities	5	1,805,278	1,558,987
Trade and other receivables, net	6	90,529	41,347
Merchant cash advances and loans receivable, net	7	150,172	91,873
Other current assets	8	48,833	26,192
		2,744,728	2,129,082
Long-term assets
Property and equipment, net	9	111,398	61,612
Intangible assets, net	10	167,282	26,072
Right-of-use assets	11	134,774	—
Deferred tax assets	19	19,432	—
Goodwill	12	311,865	38,019
		744,751	125,703
Total assets		3,489,479	2,254,785
Liabilities and shareholders’ equity
Current liabilities
Accounts payable and accrued liabilities	13	181,193	96,956
Income taxes payable	19	69,432	—
Deferred revenue	14	56,691	39,180
Lease liabilities	11	9,066	2,552
		316,382	138,688
Long-term liabilities
Deferred revenue	14	5,969	1,881
Lease liabilities	11	142,641	22,316
Deferred tax liabilities	19	8,753	1,132
		157,363	25,329
Commitments and contingencies	11, 16
Shareholders’ equity
Common stock, unlimited Class A subordinate voting shares authorized, 104,518,173 and 98,081,889 issued and outstanding; unlimited Class B multiple voting shares authorized, 11,910,802 and 12,310,800 issued and outstanding	17	3,256,284	2,215,936
Additional paid-in capital		62,628	74,805
Accumulated other comprehensive income (loss)	18	1,046	(12,216)
Accumulated deficit	3	(304,224)	(187,757)
Total shareholders’ equity		3,015,734	2,090,768
Total liabilities and shareholders’ equity		3,489,479	2,254,785
The accompanying notes are an integral part of these consolidated financial statements.
On Behalf of the Board:

"/s/ Tobias Lütke"	"/s/ Colleen Johnston"
Tobias Lütke	Colleen Johnston
Chair, Board of Directors	Chair, Audit Committee

Shopify Inc.
Consolidated Statements of Operations and Comprehensive Loss
Expressed in US $000’s, except share and per share amounts

		Years ended
		December 31, 2019	December 31, 2018
	Note	$	$
Revenues
Subscription solutions	21	642,241	464,996
Merchant solutions	21	935,932	608,233
		1,578,173	1,073,229
Cost of revenues
Subscription solutions		128,155	100,990
Merchant solutions		584,375	375,972
		712,530	476,962
Gross profit		865,643	596,267
Operating expenses
Sales and marketing		472,841	350,069
Research and development		355,015	230,674
General and administrative		178,934	107,444
Total operating expenses		1,006,790	688,187
Loss from operations		(141,147)	(91,920)
Other income
Interest income, net		48,182	29,436
Foreign exchange loss		(2,850)	(2,069)
		45,332	27,367
Loss before income taxes		(95,815)	(64,553)
Provision for income taxes	19	29,027	—
Net loss		(124,842)	(64,553)
Other comprehensive income (loss)
Unrealized gain (loss) on cash flow hedges	18	18,046	(15,651)
Tax effect on unrealized gain (loss) on cash flow hedges		(4,784)	—
Comprehensive loss		(111,580)	(80,204)

Basic and diluted net loss per share attributable to shareholders	20	$(1.10)	$(0.61)
Weighted average shares used to compute basic and diluted net loss per share attributable to shareholders	20	113,026,424	105,671,839

The accompanying notes are an integral part of these consolidated financial statements.

Shopify Inc.
Consolidated Statements of Changes in Shareholders’ Equity
Expressed in US $000’s except share amounts

		Common Stock		Additional Paid-In Capital $	Accumulated Other Comprehensive Income (Loss) $	Accumulated Deficit $	Total $
	Note	Shares	Amount $
As at December 31, 2017		99,877,688	1,077,477	43,392	3,435	(123,204)	1,001,100
Exercise of stock options		2,179,999	48,408	(17,914)	—	—	30,494
Stock-based compensation		—	—	97,690	—	—	97,690
Vesting of restricted share units		935,002	48,363	(48,363)	—	—	—
Issuance of Class A subordinate voting shares, net of offering costs of $16,312	17	7,400,000	1,041,688	—	—	—	1,041,688
Net loss and comprehensive loss for the year		—	—	—	(15,651)	(64,553)	(80,204)
As at December 31, 2018		110,392,689	2,215,936	74,805	(12,216)	(187,757)	2,090,768
Adjustment related to the transition to Topic 842, Leases	3	—	—	—	—	8,375	8,375
As at January 1, 2019		110,392,689	2,215,936	74,805	(12,216)	(179,382)	2,099,143
Exercise of stock options		2,084,063	75,296	(26,959)	—	—	48,337
Stock-based compensation		—	—	159,310	—	—	159,310
Vesting of restricted share units		1,252,250	106,408	(106,408)	—	—	—
Issuance of shares related to business acquisitions	22	514,973	170,630	(38,120)	—	—	132,510
Issuance of Class A subordinate voting shares, net of offering costs of $5,724, net of tax of $1,541	17	2,185,000	688,014	—	—	—	688,014
Net loss and comprehensive loss for the year		—	—	—	13,262	(124,842)	(111,580)
As at December 31, 2019		116,428,975	3,256,284	62,628	1,046	(304,224)	3,015,734

The accompanying notes are an integral part of these consolidated financial statements.

Shopify Inc.
Consolidated Statements of Cash Flows
Expressed in US $000’s

		Years ended
		December 31, 2019	December 31, 2018
	Note	$	$
Cash flows from operating activities
Net loss for the year		(124,842)	(64,553)
Adjustments to reconcile net loss to net cash provided by operating activities:
Amortization and depreciation		35,651	27,052
Stock-based compensation		158,456	95,720
Provision for uncollectible receivables related to merchant cash advances and loans receivable	7	15,912	5,922
Deferred income taxes		(37,918)	—
Unrealized foreign exchange loss		3,181	1,272
Changes in operating assets and liabilities:
Trade and other receivables		(56,181)	(32,649)
Merchant cash advances and loans receivable		(74,211)	(50,694)
Other current assets		(12,401)	(10,816)
Accounts payable and accrued liabilities		84,563	20,641
Income tax assets and liabilities		64,648	—
Deferred revenue		12,305	9,015
Lease assets and liabilities		1,452	8,414
Net cash provided by operating activities		70,615	9,324
Cash flows from investing activities
Purchase of marketable securities		(2,718,604)	(2,447,955)
Maturity of marketable securities		2,477,038	1,698,264
Acquisitions of property and equipment		(56,759)	(27,950)
Acquisitions of intangible assets		(5,638)	(13,595)
Acquisition of businesses, net of cash acquired	22	(265,512)	(19,397)
Net cash used by investing activities		(569,475)	(810,633)
Cash flows from financing activities
Proceeds from the exercise of stock options		48,337	30,494
Proceeds from public offering, net of issuance costs	17	688,014	1,041,688
Net cash provided by financing activities		736,351	1,072,182
Effect of foreign exchange on cash and cash equivalents		1,742	(1,867)
Net increase in cash and cash equivalents		239,233	269,006
Cash and cash equivalents – Beginning of Year		410,683	141,677
Cash and cash equivalents – End of Year		649,916	410,683

Supplemental cash flow information:
Cash paid for amounts included in the measurement of lease liabilities included in cash flows from operating activities		15,611	—
Lease liabilities arising from obtaining right-of-use assets		153,053	—
Acquired property and equipment remaining unpaid		7,878	1,931
Acquired intangible assets remaining unpaid		—	322
Capitalized stock-based compensation		854	1,970

The accompanying notes are an integral part of these consolidated financial statements.

Shopify Inc.
Notes to the Consolidated Financial Statements
Expressed in US $000's except share and per share amounts

1.	Nature of Business

Shopify Inc. (“Shopify” or the “Company”) was incorporated as a Canadian corporation on September 28, 2004. Shopify is a leading global commerce company, providing trusted tools to start, grow, market, and manage a retail business of any size. Shopify makes commerce better for everyone with a platform and services that are engineered for reliability, while delivering a better shopping experience for consumers everywhere. Merchants use the Company's software to run their business across all of their sales channels, including web and mobile storefronts, physical retail locations, social media storefronts, and marketplaces. The Shopify platform provides merchants with a single view of their business and customers across all of their sales channels and enables them to manage products and inventory, process orders and payments, fulfill and ship orders, build customer relationships, source products, leverage analytics and reporting, and access financing, all from one integrated back office.

The Company’s headquarters and principal place of business are in Ottawa, Canada.

2.	Basis of Presentation and Consolidation

These consolidated financial statements include the accounts of the Company and its directly and indirectly held wholly owned subsidiaries including, but not limited to: Shopify Payments (Canada) Inc., incorporated in Canada; Shopify International Limited, incorporated in Ireland; Shopify Commerce Singapore Pte. Ltd., incorporated in Singapore; Shopify Capital Inc., incorporated in the state of Virginia in the United States; and Shopify LLC, Shopify Payments (USA) Inc., Shopify Holdings (USA) Inc. and 6 River Systems LLC, incorporated in the state of Delaware in the United States. All intercompany accounts and transactions have been eliminated upon consolidation.
These consolidated financial statements of the Company have been presented in United States dollars (USD) and have been prepared in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP), including the applicable rules and regulations of the Securities and Exchange Commission (SEC) regarding financial reporting.

3.	Significant Accounting Policies

Use of Estimates

The preparation of consolidated financial statements, in accordance with U.S. GAAP, requires management to make estimates, judgments and assumptions that affect the reported amounts of assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Significant estimates, judgments and assumptions in these consolidated financial statements include: key judgments related to revenue recognition in determining whether the Company is the principal or an agent to the arrangements with merchants, and the estimated period over which contract costs should be amortized; provision for uncollectible receivables related to merchant cash advances and loans; recoverability of deferred tax assets; income projections and discount rates used to fair value acquired intangible assets; and the discount rate used to determine the present value of lease payments. Actual results may differ from the estimates made by management.

Revenue Recognition

The Company's sources of revenue consist of subscription solutions and merchant solutions. The Company principally generates subscription solutions revenue through the sale of subscriptions to the platform. The Company also generates additional subscription solutions revenues from the sale of themes and apps, the registration of domain names, and the collection of variable platform fees. The Company generates merchant solutions revenue by providing additional services to merchants to increase their use of the platform. The majority of the Company's merchant solutions revenue is from fees earned from merchants based on their customer orders processed using Shopify Payments. The Company also earns merchant solutions revenue

Shopify Inc.
Notes to the Consolidated Financial Statements
Expressed in US $000's except share and per share amounts

relating to Shopify Shipping, other transaction services, referral fees, the sale of Point-of-Sale (POS) hardware, Shopify Capital, Shopify Fulfillment Network, and collaborative warehouse fulfillment solutions following the acquisition of 6 River Systems, Inc. (6RS). Arrangements with merchants do not provide the merchants with the right to take possession of the software supporting the Company’s hosting platform at any time and are therefore accounted for as service contracts. The Company’s subscription service contracts do not provide for refunds or any other rights of return to merchants in the event of cancellations.

The Company recognizes revenue to depict the transfer of promised services to merchants in an amount that reflects the consideration to which the Company expects to be entitled in exchange for those services by applying the following steps:
•Identify the contract with a merchant;
•Identify the performance obligations in the contract;
•Determine the transaction price;
•Allocate the transaction price; and
•Recognize revenue when, or as, the Company satisfies a performance obligation.

The Company follows the guidance provided in ASC 606, Revenue from Contracts with Customers, for determining whether the Company is the principal or an agent in arrangements with customers that involve another party that contributes to providing a specified service to a customer. In these instances, the Company determines whether it has promised to provide the specified service itself (as principal) or to arrange for the specified service to be provided by another party (as an agent). This determination is a matter of judgment that depends on the facts and circumstances of each arrangement. The Company recognizes revenue from Shopify Shipping and the sales of apps on a net basis as the Company is not primarily responsible for the fulfillment, does not have control of the promised service, and does not have full discretion in establishing prices and therefore is the agent in the arrangement with merchants. All other revenue is reported on a gross basis, as the Company has determined it is the principal in the arrangement.

Sales taxes collected from merchants and remitted to government authorities are excluded from revenue.

The Company's arrangements with merchants can include multiple services or performance obligations, which may consist of some or all of the Company's subscription solutions. When contracts involve various performance obligations, the Company evaluates whether each performance obligation is distinct and should be accounted for as a separate unit of accounting under Topic 606. In the case of subscription solutions, the Company has determined that merchants can benefit from the service on its own, and that the service being provided to the merchant is separately identifiable from other promises in the contract. Specifically, the Company considers the distinct performance obligations to be the subscription solution, custom themes, feature-enhancing apps and unique domain names. The total transaction price is determined at the inception of the contract and allocated to each performance obligation based on their relative standalone selling prices. In the case of merchant solutions, the transaction price for each performance obligation is based on an observable standalone selling price that is never bundled, therefore the relative allocation is not required.

The Company determined the standalone selling price by considering its overall pricing objectives and market conditions. Significant pricing practices taken into consideration for our subscription solutions include discounting practices, the size and volume of our transactions, the customer demographic, the geographic area where services are sold, price lists, our go-to-market strategy, historical standalone sales and contract prices. The determination of standalone selling prices is made through consultation with and approval by our management, taking into consideration our go-to-market strategy. As the Company's go-to-market strategies evolve, the Company may modify its pricing practices in the future, which could result in changes in relative standalone selling prices.

Shopify Inc.
Notes to the Consolidated Financial Statements
Expressed in US $000's except share and per share amounts

The Company generally receives payment from its merchants at the time of invoicing. In all other cases, payment terms and conditions vary by contract type, although terms generally include a requirement for payment within 30 days of the invoice date. In instances where timing of revenue recognition differs from the timing of invoicing and subsequent payment, we have determined our contracts generally do not include a significant financing component.

Subscription Solutions

Subscription revenue is recognized over time on a ratable basis over the contractual term. The contract terms are monthly, annual or multi-year subscription terms. Revenue recognition begins on the date that the Company’s service is made available to the merchant. Certain subscription contracts have a transaction price that includes a variable component that is based on the merchants' volume of sales. In such cases, the Company uses the practical expedient that allows it to determine the transaction price and recognize revenue in the amount to which the Company has a right to invoice. Payments received in advance of services being rendered are recorded as deferred revenue and recognized ratably over time, over the requisite service period.

Revenue from the sale of separately priced themes and apps is recognized at the time of the sale. The right to use domain names is also sold separately and is recognized ratably over time, over the contractual term, which is generally an annual term. Revenue from themes, as well as apps and domains have been classified within subscription solutions on the basis that they are typically sold at the time the merchant enters into the subscription services arrangement or because they are charged on a recurring basis.

Merchant Solutions

Revenues earned from Shopify Payments, Shopify Shipping related to the sale of shipping labels, other transaction services, and referral fees are recognized at a point in time, at the time of the transaction. For the sale of POS hardware, revenue is recognized at a point in time, based on when ownership passes to the merchant, in accordance with the shipping terms.

The Company also earns revenue from Shopify Capital, a merchant cash advance (MCA) and loan program for eligible merchants. The Company evaluates identified underwriting criteria such as, but not limited to, historical sales data prior to purchasing the eligible merchant's future receivables, or making a loan, to help ensure collectibility. Under Shopify Capital, the Company purchases a designated amount of future receivables at a discount or makes a loan, and the merchant remits a fixed percentage of their daily sales to the Company, until the outstanding balance has been fully remitted. For Shopify Capital MCA's, the Company applies a percentage of the remittances collected against the merchant's receivable balance, and a percentage, which is related to the discount, as merchant solutions revenue. For Shopify Capital loans, because there is a fixed maximum repayment term, the Company calculates an effective interest rate based on the merchant's expected future payment volume to determine how much of a merchant's repayment to recognize as revenue and how much to apply against the merchant's receivable balance.

Revenues earned from Shopify Fulfillment Network related to warehouse storage are recognized over time, as merchants receive and consume the benefits obtained from this service. The revenues related to outbound shipping, picking, packaging, and preparing orders for shipment are recognized once the services have been rendered.

Revenues earned through 6RS related to offering cloud-based software on its collaborative warehouse fulfillment solutions are recognized over time, over the contractual term, which can be up to five years. Payments received in advance of services being rendered are recorded as deferred revenue and recognized ratably over time, over the requisite service period.

Shopify Inc.
Notes to the Consolidated Financial Statements
Expressed in US $000's except share and per share amounts

Capitalized Contract Costs

As part of obtaining contracts with certain merchants, the Company incurs upfront costs such as sales commissions. The Company capitalizes these contract costs, which are subsequently amortized on a systematic basis consistent with the pattern of the transfer of the good or service to which the contract asset relates, which is generally on a straight-line basis over the estimated life of the merchant relationship. In some instances, the Company applies the practical expedient that allows it to determine this estimate for a portfolio of contracts that have similar characteristics in terms of type of service, contract term and pricing. This estimate is reviewed by management at the end of each reporting period as additional information becomes available. For certain contracts where the amortization period of the contract costs would have been one year or less, the Company uses the practical expedient that allows it to recognize the incremental costs of obtaining those contracts as an expense when incurred and not consider the time value of money.

Cost of Revenues

The Company’s cost of revenues related to subscription solutions consist of payments for Themes and Domain registration, credit card fees related to billing our merchants, third-party infrastructure and hosting costs, an allocation of costs incurred by both the operations and support functions, and amortization of capitalized software development costs and acquired intangible assets.

The Company's cost of revenues related to merchant solutions include credit card fees related to billing its merchants, payment processing and interchange fees related to Shopify Payments, POS hardware costs, third-party infrastructure and hosting costs, an allocation of costs incurred by both the operations and support functions, and amortization of capitalized software development costs and acquired intangible assets, the latter relating mostly to the acquired 6RS technology. Merchant solutions cost of revenues also include costs associated with warehouse storage, outbound shipping, picking, packaging, and the preparation of orders for shipment as part of the Shopify Fulfillment Network offering, and materials and third-party manufacturing costs associated with 6RS for those fulfillment robots sold to customers rather than leased to customers, which are capitalized and depreciated into cost of revenues.

Software Development Costs

Research and development costs are generally expensed as incurred. These costs primarily consist of personnel and related expenses, contractor and consultant fees, stock-based compensation, and corporate overhead allocations, including depreciation.

The Company capitalizes certain development costs incurred in connection with its internal use software. These capitalized costs are related to the development of its software platform that is hosted by the Company and accessed by its merchants on a subscription basis as well as material internal infrastructure software. Costs incurred in the preliminary stages of development are expensed as incurred. The Company capitalizes all direct and incremental costs incurred during the application development phase, until such time when the software is substantially complete and ready for its intended use. Capitalization ceases upon completion of all substantial testing.

The Company also capitalizes costs related to specific upgrades and enhancements when it is probable the expenditures will result in additional features and functionality. Capitalized costs are recorded as part of intangible assets in the consolidated balance sheets and are amortized on a straight-line basis over their estimated useful lives of two or three years. Maintenance costs are expensed as incurred.

Advertising Costs

Advertising costs are expensed as incurred. Advertising costs included in sales and marketing expenses during the years ended December 31, 2019 and 2018 were $177,607 and $131,434 respectively.

Shopify Inc.
Notes to the Consolidated Financial Statements
Expressed in US $000's except share and per share amounts

Leases

Prior to adopting Topic 842, Leases, on January 1, 2019, the Company aggregated and amortized on a straight-line basis over the expected lease term of each respective agreement the total payments and costs associated with operating leases, including leases that contain lease inducements and uneven payments. Rent-free periods and fit-up allowances made up the lease incentives balances.

Under Topic 842, Leases, the Company accounts for leases by first determining if an arrangement is a lease at inception. Right-of-use assets represent the Company's right to use an underlying asset for the lease term and lease liabilities represent the Company's obligation to make lease payments arising from the lease. The right-of-use assets and lease liabilities are recognized at the commencement date based on the present value of lease payments over the lease term. The Company's leases do not provide an implicit rate, therefore, the incremental borrowing rate based on the information available at commencement date was used to determine the present value of lease payments. The right-of-use assets exclude lease incentives, which are accounted as a reduction of lease liabilities if they have not yet been received. The Company's lease terms may include options to extend or terminate the lease. These options are included in the lease terms when it is reasonably certain they will be exercised. Lease expense related to lease components is recognized on a straight-line basis over the lease term.

The Company's lease agreements include lease and non-lease components, which are accounted for separately under Topic 842, Leases. Variable lease components and non-lease components are excluded from the lease payments used to calculate the right-of-use assets and lease liabilities, and are recorded in the period in which the obligation for the payment is incurred. As the Company previously included non-lease components in the calculation of lease incentives under Topic 840, the transition to Topic 842 resulted in an $8,375 cumulative adjustment to reduce opening accumulated deficit.

Stock-Based Compensation

The accounting for stock-based awards is based on the fair value of the award measured at the grant date. Accordingly, stock-based compensation cost is recognized in the Consolidated Statements of Operations and Comprehensive Loss as an operating expense over the requisite service period.

The fair value of stock options is determined using the Black-Scholes option-pricing model, single option approach. An estimate of forfeitures is applied when determining compensation expense. The Company determines the fair value of stock option awards on the date of grant using assumptions regarding expected term, share price volatility over the expected term of the awards, risk-free interest rate, and dividend rate. All shares issued under the Company's Fourth Amended and Restated Stock Option Plan (Legacy Option Plan), the Amended and Restated Stock Option Plan (Stock Option Plan), and the Amended, Restated Long Term Incentive Plan (Long Term Incentive Plan), and 6 River Amended and Restated Stock Option and Grant Plan are from treasury.

The fair value of restricted share units (RSUs) is measured using the fair value of the Company's shares as if the RSUs were vested and issued on the grant date. An estimate of forfeitures is applied when determining compensation expense. All shares issued under the Company's Long Term Incentive Plan (LTIP) are from treasury.

Income Taxes

Income tax expense includes Canadian, U.S., and foreign income taxes.

Deferred tax assets and liabilities are determined based on the difference between the financial statement carrying amounts and the tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amounts that are more likely than not to be realized. We consider

Shopify Inc.
Notes to the Consolidated Financial Statements
Expressed in US $000's except share and per share amounts

many factors when assessing the likelihood of future realization of our deferred tax assets, including our recent cumulative loss experience and expectations of future earnings, capital gains and investment in the applicable jurisdiction, the carry-forward periods available to us for tax reporting purposes, and other relevant factors.

The Company evaluates tax positions taken or expected to be taken in the course of preparing tax returns to determine whether the tax positions have met a “more-likely-than-not” threshold of being sustained by the applicable tax authority. Tax benefits related to tax positions not deemed to meet the “more-likely-than-not” threshold are not permitted to be recognized in the consolidated financial statements.

Earnings Per Share

Basic earnings per share are calculated by dividing net earnings attributable to common equity holders of the Company by the weighted average number of shares of common stock outstanding during the year.
Diluted earnings per share are calculated by dividing net earnings attributable to common equity holders of the Company by the weighted average number of shares of common stock outstanding during the year, plus the effect of dilutive potential common stock outstanding during the year. This method requires that diluted earnings per share be calculated (using the treasury stock method) as if all dilutive potential common stock had been exercised at the latest of the beginning of the year or on the date of issuance, as the case may be, and that the funds obtained thereby (plus an amount equivalent to the unamortized portion of related stock-based compensation costs) be used to purchase common stock of the Company at the average fair value of the common stock during the year.

Foreign Currency Translation and Transactions

The functional and reporting currency of the Company and its subsidiaries is the USD. Monetary assets and liabilities denominated in foreign currencies are re-measured to USD using the exchange rates at the consolidated balance sheet dates. Non-monetary assets and liabilities denominated in foreign currencies are measured in USD using historical exchange rates. Revenues and expenses are measured using the actual exchange rates prevailing on the dates of the transactions. Gains and losses resulting from re-measurement are recorded in the Company’s Consolidated Statements of Operations and Comprehensive Loss as Foreign exchange gain (loss), with the exception of foreign exchange forward contracts used for hedging which are re-measured in Other Comprehensive Income (Loss) and the gain (loss) is then reclassified into earnings to either cost of revenue or operating expenses in the same period, or period, during which the hedged transaction affects earnings.

Cash and Cash Equivalents

The Company considers all short term highly liquid investments purchased with original maturities at their acquisition date of three months or less to be cash equivalents.

Marketable Securities

The Company’s marketable securities consist of U.S. and Canadian federal agency bonds, U.S. term deposits, corporate bonds and money market funds, and mature within 12 months from the date of purchase. Marketable securities are classified as held-to-maturity at the time of purchase and this classification is re-evaluated as of each consolidated balance sheet date. Held-to-maturity securities represent those securities that the Company has both the intent and ability to hold to maturity and are carried at amortized cost, which approximates their fair market value. Interest on these securities, as well as amortization/accretion of premiums/discounts, are included in interest income. All investments are assessed as to whether any unrealized loss positions are other than temporarily impaired. Impairments are considered other than temporary if they are related to deterioration in credit risk or if it is likely the Company will sell the securities before the recovery of their cost basis. Realized gains and losses determined to be other than temporary are determined based on the specific identification method and are reported in other income (expense) in the Consolidated Statements of Operations and Comprehensive Loss.

Shopify Inc.
Notes to the Consolidated Financial Statements
Expressed in US $000's except share and per share amounts

Fair Value Measurements

The carrying amounts for cash and cash equivalents, marketable securities, trade and other receivables, merchant cash advances receivable, loans, trade accounts payable and accruals, and employee related accruals approximate fair value due to the short-term maturities of these instruments.

The Company has minority equity investments in private companies recorded using the cost method of accounting. At December 31, 2019 the cost is estimated to be equal to the fair value as there are no identified events or changes in circumstances that have a material impact on the value recorded.

The Company measures the fair value of its financial assets and liabilities using a fair value hierarchy. A financial instrument’s classification within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. Three levels of inputs may be used to measure fair value.

Level 1: Quoted prices in active markets for identical assets or liabilities.

Level 2: Observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3: Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. Level 3 assets and liabilities include financial instruments whose value is determined using pricing models, discounted cash flow methodologies, or similar techniques, as well as instruments for which the determination of fair value requires significant management judgment or estimation.

Derivatives and Hedging

The majority of the Company's derivative products are foreign exchange forward contracts, which are designated as cash flow hedges of foreign currency forecasted expenses. By their nature, derivative financial instruments involve risk, including the credit risk of non-performance by counter parties. The Company may hold foreign exchange forward contracts to mitigate the risk of future foreign exchange rate volatility related to future Canadian dollar (CAD) denominated costs and current and future obligations.

The Company's foreign currency forward contracts generally have maturities of twelve months or less. The critical terms match method is used when the key terms of the hedging instrument and that of the hedged item are aligned; therefore, the changes in fair value of the forward contracts are recorded in accumulated other comprehensive income (AOCI). The effective portion of the gain or loss on each forward contract is reported as a component of AOCI and reclassified into earnings to either cost of revenue or operating expense in the same period, or periods, during which the hedged transaction affects earnings. The ineffective portion of the gains or losses, if any, is recorded immediately in other income (expense).

For hedges that do not qualify for the critical terms match method of accounting, a formal assessment is performed to verify that derivatives used in hedging transactions continue to be highly effective in offsetting the changes in fair value or cash flows of the hedged item. Hedge accounting is discontinued if a derivative ceases to be highly effective, matures, is terminated or sold, if a hedged forecasted transaction is no longer probable of occurring, or if the Company removes the derivative's hedge designation. For discontinued cash flow hedges, the accumulated gain or loss on the derivative remains in AOCI and is reclassified into earnings in the period in which the previously hedged forecasted transaction impacts earnings or is no longer probable of occurring.

In addition, the Company has a master netting agreement with each of the Company's counterparties, which permits net settlement of multiple, separate derivative contracts with a single payment. The Company presents its derivative instruments on a net basis in the consolidated financial statements.

Shopify Inc.
Notes to the Consolidated Financial Statements
Expressed in US $000's except share and per share amounts

Provision for Uncollectible Receivables Related to Merchant Cash Advances and Loans

Merchant cash advance receivables and loans represent the aggregate amount of Shopify Capital related receivables owed by merchants as of the consolidated balance sheet date, net of an allowance for uncollectible amounts. The Company estimates the allowance based on an assessment of various factors, including historical trends, merchants' gross merchandise volume, and other factors that may affect the merchants' ability to make future payments on the receivables. Additions to the allowance are reflected in current operating results, while charges against the allowance are made when losses are incurred. These additions are classified within general and administrative expenses on the Consolidated Statements of Operations and Comprehensive Loss. Recoveries are reflected as a reduction in the allowance for uncollectible receivables related to merchant cash advances and loans when the recovery occurs.

Property and Equipment

Property and equipment is stated at cost, less accumulated depreciation. Depreciation is calculated using the straight-line method over the estimated useful lives of the related assets. Computer equipment and fulfillment robots are depreciated over the lesser of three years and their estimated useful lives while office furniture and equipment are depreciated over four years. Leasehold improvements are amortized on a straight-line basis over the shorter of their estimated useful lives or the term of their associated leases, which range from three to fifteen years.

The carrying values of property and equipment are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amounts of such assets may not be recoverable. The determination of whether any impairment exists includes a comparison of estimated undiscounted future cash flows anticipated to be generated over the remaining life of an asset or asset group to their net carrying value. If the estimated undiscounted future cash flows associated with the asset or asset group are less than the carrying value, an impairment loss will be recorded based on the estimated fair value.

Intangible Assets

Intangible assets are stated at cost, less accumulated amortization. Amortization is calculated using the straight-line method over the estimated useful lives of the related assets. Purchased software is amortized over a three year period, acquired technology is amortized over a two to nine year period, acquired customer relationships are amortized over a two to five year period, capitalized software development costs are amortized over a two to three year period, and other intangible assets are amortized over a three to ten year period. Amortization is recorded into cost of revenues and operating expenses, depending on the nature of the asset.

The carrying values of intangible assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amounts of such assets may not be recoverable. The determination of whether any impairment exists includes a comparison of estimated undiscounted future cash flows anticipated to be generated over the remaining life of the asset or asset group to their net carrying value. If the estimated undiscounted future cash flows associated with the asset or asset group are less than the carrying value, an impairment loss will be recorded based on the estimated fair value.

Goodwill

Goodwill represents the excess of the purchase price over the estimated fair value of net assets of a business acquired in a business combination. Goodwill is not amortized, but instead tested for impairment at least annually. Should certain events or indicators of impairment occur between annual impairment tests, the Company will perform the impairment test as those events or indicators occur. Examples of such events or circumstances include the following: a significant decline in the Company’s expected future cash flows; a sustained, significant decline in the Company’s fair value; a significant adverse change in the business climate; and slower growth rates.

Shopify Inc.
Notes to the Consolidated Financial Statements
Expressed in US $000's except share and per share amounts

Goodwill is tested for impairment at the reporting unit level by first performing a qualitative assessment to determine whether it is more likely than not that the fair value of the reporting unit is less than its carrying value. The qualitative assessment considers the following factors: macroeconomic conditions, industry and market considerations, cost factors, overall company financial performance, events affecting the reporting unit, and changes in the Company’s fair value. If the reporting unit does not pass the qualitative assessment, the Company carries out a quantitative test for impairment of goodwill. This is done by comparing the fair value of the reporting unit with the carrying value of its net assets. If the fair value of the reporting unit is greater than its carrying value, no impairment results. If the fair value of the reporting unit is less than its carrying value, an impairment loss would be recognized in the Consolidated Statements of Operations and Comprehensive Loss in an amount equal to that difference, limited to the total amount of goodwill allocated to that reporting unit.

Business Combinations

The Company follows the acquisition method to account for business combinations in accordance with ASC 805, Business Combinations. The acquisition method of accounting requires that assets acquired and liabilities assumed be recorded at their estimated fair values on the date of a business acquisition. The excess of the purchase price over the estimated fair value is recorded as goodwill. Upon the conclusion of the measurement period or final determination of the values of assets acquired or liabilities assumed, whichever comes first, any subsequent adjustments would be recorded in the consolidated statements of operations and comprehensive loss.

Segment Information

The Company’s chief operating decision maker (CODM) is a function comprised of two executives, specifically the Chief Executive Officer and the Chief Financial Officer. The CODM is the highest level of management responsible for assessing Shopify’s overall performance, and making operational decisions such as resource allocations related to operations, product prioritization, and delegations of authority. Management has determined that the Company operates in a single operating and reportable segment.

Concentration of Credit Risk

The Company’s cash and cash equivalents, marketable securities, trade and other receivables, merchant cash advances and loans receivable, and foreign exchange derivative products subject the Company to concentrations of credit risk. Management mitigates this risk associated with cash and cash equivalents by making deposits and entering into foreign exchange derivative products only with large banks and financial institutions that are considered to be highly credit worthy. Management mitigates the risks associated with marketable securities by adhering to its investment policy, which stipulates minimum rating requirements, maximum investment exposures and maximum maturities. Due to the Company’s diversified merchant base, there is no particular concentration of credit risk related to the Company’s trade and other receivables and merchant cash advances and loans receivable. Trade and other receivables and merchant cash advances and loans receivable are monitored on an ongoing basis to ensure timely collection of amounts. The Company has mitigated some of the risks associated with Shopify Capital by entering into an agreement with a third party to insure some of the merchant cash advances offered by Shopify Capital. There are no receivables from individual merchants accounting for 10% or more of revenues or receivables.

Interest Rate Risk

Certain of the Company’s cash, cash equivalents and marketable securities earn interest. The Company’s trade and other receivables, accounts payable and accrued liabilities and lease liabilities do not bear interest. The Company is not exposed to material interest rate risk.

Shopify Inc.
Notes to the Consolidated Financial Statements
Expressed in US $000's except share and per share amounts

Foreign Exchange Risk

The Company’s exposure to foreign exchange risk is primarily related to fluctuations between the CAD and the USD. The Company is exposed to foreign exchange fluctuations on the revaluation of foreign currency assets and liabilities. The Company uses foreign exchange derivative products to manage the impact of foreign exchange fluctuations. By their nature, derivative financial instruments involve risk, including the credit risk of non-performance by counter parties.

While the majority of the Company's revenues and cost of revenues are denominated in USD, a significant portion of operating expenses are incurred in CAD. As a result, earnings are adversely affected by an increase in the value of the CAD relative to the USD.

The following table summarizes the effects on revenues, cost of revenues, operating expenses, and loss from operations of a 10% strengthening(1) of the CAD versus the USD without considering the impact of the Company's hedging activities and without factoring in any potential changes in demand for the Company's solutions as a result of changes in the CAD to USD exchange rates:

	Years ended
	December 31, 2019			December 31, 2018
	GAAP Amounts As Reported $	Exchange Rate Effect (2) $	At 10% Stronger CAD Rate (3) $	GAAP Amounts As Reported $	Exchange Rate Effect (2) $	At 10% Stronger CAD Rate (3) $
Revenues	$1,578,173	$3,148	$1,581,321	$1,073,229	$1,857	$1,075,086
Cost of revenues	(712,530)	(4,283)	(716,813)	(476,962)	(3,302)	(480,264)
Operating expenses	(1,006,790)	(39,505)	(1,046,295)	(688,187)	(30,275)	(718,462)
Loss from operations	$(141,147)	$(40,640)	$(181,787)	$(91,920)	$(31,720)	$(123,640)

(1) A 10% weakening of the CAD versus the USD would have an equal and opposite impact on our revenues, cost of revenues, operating expenses and loss from operations as presented in the table.
(2) Represents the increase or decrease in GAAP amounts reported resulting from a 10% strengthening in the CAD-USD foreign exchange rates.
(3) Represents the outcome that would have resulted had the CAD-USD rates in those periods been 10% stronger than they actually were, excluding the impact of our hedging program and without factoring in any potential changes in demand for the Company's solutions as a result of changes in the CAD-USD exchange rates.

Accounting Pronouncements Adopted in the Year

In February 2016, the Financial Accounting Standards Board issued ASU No. 2016-02, Leases (Topic 842), which requires a lessee to record a right-of-use asset and a corresponding lease liability, initially measured at the present value of the lease payments, on the balance sheet for all leases with terms longer than 12 months, as well as the disclosure of key information about leasing arrangements. The standard requires recognition in the statement of operations of a single lease cost, calculated so that the cost of the lease is allocated over the lease term, generally on a straight-line basis. This standard also requires classification of all cash payments within operating activities in the statement of cash flows. In July 2018, the Financial Accounting Standards Board issued ASU No. 2018-11, Leases - Targeted Improvements, which provides an additional transition method. The Company adopted the new leasing standard effective January 1, 2019, using the modified retrospective approach and applying the transition method which does not require adjustments to comparative periods nor require modified disclosures in the comparative periods. The Company elected to use the package of practical expedients so as to not reassess whether a contract is or contains a lease, lease classification, and initial direct costs, for contracts that expired or existed prior to the effective date. As the lessee to material operating leases, the most significant impact of adoption of the new leasing standard relates to the recognition of right-of-use assets of $91,140 and lease liabilities of $103,310 as of January 1, 2019 for the Company's operating leases. As the Company previously included non-lease components in the calculation of its lease

Shopify Inc.
Notes to the Consolidated Financial Statements
Expressed in US $000's except share and per share amounts

incentives under Topic 840, the transition to Topic 842 resulted in an $8,375 cumulative adjustment to reduce opening accumulated deficit.

In August 2017, the Financial Accounting Standards Board issued ASU No. 2017-12, Derivatives and Hedging (Topic 815): Targeted Improvements to Accounting for Hedging Activities, which makes more financial and non-financial hedging strategies eligible for hedge accounting while also amending the presentation and disclosure requirements. The update is effective for annual periods beginning after December 15, 2018. The only impact of adoption on the Company's consolidated financial statements was disclosure of the amounts of hedging gains or losses that were reclassified from Accumulated Other Comprehensive Income (Loss) to cost of revenues and each operating expense line.

In August 2018, the Financial Accounting Standards Board issued ASU No. 2018-15, Customer's Accounting for Implementation Costs Incurred in a Cloud Computing Arrangement That Is a Service Contract, which aligns the requirements for capitalizing implementation costs incurred in a hosting arrangement that is a service contract with the requirements for capitalizing implementation costs incurred to develop or obtain internal-use software. The update is effective for annual periods beginning after December 15, 2019 but the Company opted for early adoption. The adoption of this update did not have an impact on the Company's consolidated financial statements.

Recent Accounting Pronouncements Not Yet Adopted

In June 2016, the Financial Accounting Standards Board issued ASU No. 2016-13, Measurement of Credit Losses on Financial Instruments (Topic 326), which will replace the incurred loss impairment methodology with a methodology that reflects expected credit losses and requires consideration of a broader range of reasonable and supportable information to inform credit loss estimates on loans, trade and other receivables, held-to-maturity debt securities, and other instruments. In May 2019, the Financial Accounting Standards Board issued ASU No. 2019-05, Financial Instruments - Credit Losses, which provides transition relief that is optional for, and will be available to, all reporting entities within the scope of Topic 326. The updates are effective for annual periods beginning after December 15, 2019 including interim periods within those periods. The Company will adopt the standard effective January 1, 2020 using a modified retrospective approach. The Company is still assessing the impact of Topic 326 on its consolidated financial statements, but currently does not expect a material change in its credit losses.

4.	Cash and Cash Equivalents

As at December 31, 2019 and 2018, the Company’s cash and cash equivalents balance was $649,916 and $410,683, respectively. These balances included $423,443 and $292,290, respectively, of money market funds, repurchase agreements and commercial paper.

Shopify Inc.
Notes to the Consolidated Financial Statements
Expressed in US $000's except share and per share amounts

5.    Financial Instruments

As at December 31, 2019, the carrying amount and fair value of the Company’s financial instruments were as follows:

	Level 1 $		Level 2 $		Level 3 $
	Carrying Amount	Fair Value	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Assets:
Cash equivalents:
Repurchase agreements	—	—	200,000	200,009	—	—
Marketable securities:
U.S. term deposits	300,000	301,354	—	—	—	—
U.S. federal bonds	222,713	223,403	—	—	—	—
Canadian federal bonds	69,922	69,919	—	—	—	—
Corporate bonds and commercial paper	—	—	1,212,643	1,216,822	—	—
Derivative assets:
Foreign exchange forward contracts	—	—	5,830	5,830	—	—
Other:
Equity investments in private companies	—	—	—	—	2,500	2,500

The fair values above include accrued interest of $5,754, which is excluded from the carrying amounts. The accrued interest is included in Trade and other receivables in the Consolidated Balance Sheets.

As at December 31, 2018, the carrying amount and fair value of the Company’s financial instruments were as follows:

	Level 1 $		Level 2 $		Level 3 $
	Carrying Amount	Fair Value	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Assets:
Cash equivalents:
Commercial paper	—	—	4,994	4,994	—	—
Repurchase agreements	—	—	60,000	60,005	—	—
Marketable securities:
U.S. term deposits	127,500	128,241	—	—	—	—
U.S. federal bonds	230,898	231,299	—	—	—	—
Canadian federal bonds	19,967	19,962	—	—	—	—
Corporate bonds and commercial paper	—	—	1,180,622	1,182,437	—	—

Liabilities:
Derivative liabilities:
Foreign exchange forward contracts	—	—	12,216	12,216	—	—

The fair values above include accrued interest of $5,109, which is excluded from the carrying amounts. The accrued interest is included in Trade and other receivables in the Consolidated Balance Sheets.

Shopify Inc.
Notes to the Consolidated Financial Statements
Expressed in US $000's except share and per share amounts

All cash equivalents and marketable securities mature within one year of the consolidated balance sheet date. There were no transfers between Levels 1, 2 and 3 during the years ended December 31, 2019 and 2018.

As at December 31, 2019 the Company held foreign exchange forward contracts to convert USD into CAD, with a total notional value of $285,700 (December 31, 2018 - $276,696), to fund a portion of its operations. The foreign exchange forward contracts have maturities of twelve months or less. The fair value of foreign exchange forward contracts and corporate bonds was based upon Level 2 inputs, which included period-end mid-market quotations for each underlying contract as calculated by the financial institution with which the Company has transacted. The quotations are based on bid/ask quotations and represent the discounted future settlement amounts based on current market rates.

Derivative Instruments and Hedging

The Company has a hedging program to mitigate the impact of foreign currency fluctuations on future cash flows and earnings. Under this program the Company has entered into foreign exchange forward contracts with certain financial institutions and designated those hedges as cash flow hedges. As of December 31, 2019, $5,830 of unrealized gains related to changes in the fair value of foreign exchange forward contracts designated as cash flow hedges were included in accumulated other comprehensive loss and current assets, on the consolidated balance sheet. These amounts are expected to be reclassified into earnings over the next twelve months. In the year ended December 31, 2019, $5,181 of realized losses (December 31, 2018 - $4,170 of realized losses) related to the maturity of foreign exchange forward contracts designated as cash flow hedges were included in cost of revenues and operating expenses. Under the current hedging program, the Company is hedging cash flows associated with payroll and facility costs.

6.    Trade and Other Receivables

	December 31, 2019 $	December 31, 2018 $	January 1, 2018 $
Indirect taxes receivable	36,821	3,774	832
Unbilled revenues	31,629	12,653	7,616
Trade receivables	9,660	11,191	7,073
Accrued interest	5,754	5,109	2,015
Other receivables	6,665	8,620	4,403
	90,529	41,347	21,939

Unbilled revenues represent amounts not yet billed to merchants related to subscription fees for Plus merchants, transaction fees and shipping charges, as at the Consolidated Balance Sheet date.

Shopify Inc.
Notes to the Consolidated Financial Statements
Expressed in US $000's except share and per share amounts

The allowance for doubtful accounts reflects our best estimate of probable losses inherent in our unbilled revenues and trade receivables accounts. The Company determined the allowance based on historical experience and other currently available evidence. Activity in the allowance for doubtful accounts was as follows:

	Years ended
	December 31, 2019 $	December 31, 2018 $
Balance, beginning of the year	1,023	1,642
Provision for uncollectible receivables	2,836	1,355
Write-offs, net of recoveries	(965)	(1,974)
Balance, end of the year	2,894	1,023

7.    Merchant Cash Advances and Loans Receivable

	December 31, 2019	December 31, 2018	January 1, 2018
	$	$	$
Merchant cash advances receivable, gross	131,227	77,653	49,143
Allowance for uncollectible merchant cash advances receivable	(7,241)	(1,767)	(2,042)
Loans receivable, gross	28,547	16,959	—
Allowance for uncollectible loans receivable	(2,361)	(972)	—
Merchant cash advances and loans receivable, net	150,172	91,873	47,101

The following table summarizes the activities of the Company’s allowance for uncollectible merchant cash advances and loans receivable:

	Years ended
	December 31, 2019	December 31, 2018
	$	$
Balance, beginning of the year	2,739	2,042
Provision for uncollectible merchant cash advances receivable	13,257	4,950
Merchant cash advances receivable charged off, net of recoveries	(7,783)	(5,225)
Provision for uncollectible loans receivable	2,655	972
Loans receivable charged off, net of recoveries	(1,266)	—
Balance, end of the year	9,602	2,739

Shopify Inc.
Notes to the Consolidated Financial Statements
Expressed in US $000's except share and per share amounts

8.    Other Current Assets

	December 31, 2019 $	December 31, 2018 $
Prepaid expenses	20,840	12,912
Deposits	12,853	9,599
Other current assets	9,310	3,681
Foreign exchange contracts	5,830	—
	48,833	26,192

9.	Property and Equipment

	December 31, 2019
	Cost $	Accumulated depreciation $	Net book value $
Leasehold improvements	110,477	24,675	85,802
Computer equipment	18,141	10,989	7,152
Fulfillment robots	3,220	197	3,023
Office furniture and equipment	25,821	10,400	15,421
	157,659	46,261	111,398

	December 31, 2018
	Cost $	Accumulated depreciation $	Net book value $
Leasehold improvements	63,402	16,498	46,904
Computer equipment	14,293	7,540	6,753
Office furniture and equipment	14,092	6,137	7,955
	91,787	30,175	61,612

During the years ended December 31, 2019 and 2018, the Company retired and disposed of computer equipment with an original cost of $693 and $26,201, respectively. There was no gain or loss recognized in the Consolidated Statements of Operations and Comprehensive Loss as a result of the disposal of these assets.
The following table illustrates the classification of depreciation in the Consolidated Statements of Operations and Comprehensive Loss:

	Years ended
	December 31, 2019 $	December 31, 2018 $
Cost of revenues	1,253	5,950
Sales and marketing	4,929	4,087
Research and development	7,940	4,900
General and administrative	2,657	1,968
	16,779	16,905

Shopify Inc.
Notes to the Consolidated Financial Statements
Expressed in US $000's except share and per share amounts

10.    Intangible Assets

	December 31, 2019
	Cost $	Accumulated amortization $	Net book value $
Acquired technology	161,643	17,332	144,311
Software development costs	27,489	16,690	10,799
Acquired customer relationships	8,435	1,016	7,419
Purchased software	6,973	5,639	1,334
Other intangible assets	4,120	701	3,419
	208,660	41,378	167,282

	December 31, 2018
	Cost $	Accumulated amortization $	Net book value $
Acquired technology	15,556	7,875	7,681
Software development costs	24,963	9,226	15,737
Acquired customer relationships	495	346	149
Purchased software	6,973	4,503	2,470
Other intangible assets	591	556	35
	48,578	22,506	26,072

Internal software development costs of $2,526 and $12,666 were capitalized during the years ended December 31, 2019 and 2018, respectively, and are classified within software development costs as an intangible asset. Amortization expense related to the capitalized internally developed software was $7,464 and $3,832 for the years ended December 31, 2019 and 2018, respectively, and is included in cost of revenues, sales and marketing and general and administrative expenses in the accompanying Consolidated Statements of Operations and Comprehensive Loss.
The following table illustrates the classification of amortization expense related to intangible assets in the Consolidated Statements of Operations and Comprehensive Loss:

	Years ended
	December 31, 2019 $	December 31, 2018 $
Cost of revenues	17,535	9,720
Sales and marketing	998	252
Research and development	266	60
General and administrative	73	109
	18,872	10,141

Shopify Inc.
Notes to the Consolidated Financial Statements
Expressed in US $000's except share and per share amounts

Estimated future amortization expense related to intangible assets, as at December 31, 2019 is as follows:

Fiscal Year	Amount $
2020	30,358
2021	22,152
2022	18,008
2023	17,706
2024	17,384
Thereafter	61,674
Total	167,282

11.    Leases

The Company has office leases in Canada, the United States, Singapore, and other countries in Europe and Asia. These leases have remaining lease terms of 1 year to 13 years, some of which include options to extend the leases for up to 10 years, and some of which include options to terminate the leases within 1 year. Additional office space leases are set to commence between 2020 and 2027, at which point the Company's right-of-use assets and lease liabilities will increase. The Company has entered into various lease agreements for office space that are set to commence after December 31, 2019, which will create significant right-of-use assets and lease liabilities. All of the Company's leases are operating leases.

The components of lease expense for the year ended December 31, 2019 were as follows:

Year ended
$
Operating lease expense	16,372
Variable lease expense, including non-lease components	12,971
Total lease expense	29,343

Total lease expense for the year ended December 31, 2018 was $22,123.

As at December 31, 2019, the weighted average remaining lease term is 9 years and the weighted average discount rate is 4.9%.

Shopify Inc.
Notes to the Consolidated Financial Statements
Expressed in US $000's except share and per share amounts

Maturities of lease liabilities as at December 31, 2019 were as follows:

Fiscal Year	Operating Leases $
2020	25,665
2021	40,424
2022	48,839
2023	41,111
2024	48,175
Thereafter	366,675
Total future minimum payments	570,889
Minimum payments related to leases that have not yet commenced	(142,200)
Minimum payments related to variable lease payments, including non-lease components	(233,770)
Imputed interest	(43,212)
Total lease liabilities	151,707

Prior to the adoption of the new leasing standard on January 1, 2019, the Company's lease liabilities related to lease incentives. The balance of lease incentives as of December 31, 2018 was as follows:

December 31, 2018
$
Current portion	2,552
Long term portion	22,316
24,868

12.    Goodwill

On October 17, 2019, the Company acquired 6RS resulting in goodwill of $264,527. The remainder of the goodwill related to other acquisitions including, but not limited to, Helpful.com Inc, Handshake Corp., and Vinderbit Pty Ltd in the year ended December 31, 2019, as well as Tictail, Inc, which was acquired on November 19, 2018.

The Company completed its annual impairment test of goodwill as of September 30, 2019. The Company exercised its option to bypass the qualitative assessment pursuant to ASC 350, Intangibles - Goodwill and Other, and perform a quantitative analysis. The Company determined that the consolidated business is represented by a single reporting unit and concluded that the estimated fair value of the reporting unit, determined using market capitalization, was greater than its carrying amount.
There were no indicators of impairment between September 30, 2019, the date on which the Company completed its annual impairment test of goodwill, and December 31, 2019. No goodwill impairment was recognized in the years ended December 31, 2019 or December 31, 2018.

Shopify Inc.
Notes to the Consolidated Financial Statements
Expressed in US $000's except share and per share amounts

The gross changes in the carrying amount of goodwill as of December 31, 2019 and December 31, 2018 are as follows:

	December 31, 2019	December 31, 2018
	$	$
Balance, beginning of the year	38,019	20,317
Acquisition of 6 River Systems, Inc.	264,527	—
Acquisition of Tictail, Inc.	—	15,125
Other acquisitions	9,319	2,577
Balance, end of the year	311,865	38,019

13.	Accounts Payable and Accrued Liabilities

	December 31, 2019 $	December 31, 2018 $
Trade accounts payable and trade accruals	90,517	61,271
Indirect taxes payable	52,018	4,974
Employee related accruals	32,372	14,321
Other payables and accruals	6,286	4,174
Foreign exchange forward contracts	—	12,216
	181,193	96,956

14.    Deferred Revenue

	Years ended
	December 31, 2019 $	December 31, 2018 $
Balance, beginning of the year	41,061	32,046
Deferral of revenue	46,291	37,563
Deferred revenue from 6RS acquisition	8,901	—
Recognition of deferred revenue	(33,593)	(28,548)
Balance, end of the year	62,660	41,061

	December 31, 2019 $	December 31, 2018 $
Current portion	56,691	39,180
Long term portion	5,969	1,881
	62,660	41,061

The opening balances of current and long-term deferred revenue were $30,694 and $1,352, respectively, as of January 1, 2018.

Shopify Inc.
Notes to the Consolidated Financial Statements
Expressed in US $000's except share and per share amounts

15.    Credit Facility

The Company has a revolving credit facility with Royal Bank of Canada for $8,000 CAD. The credit facility bears interest at the Royal Bank Prime Rate plus 0.30%. As at December 31, 2019 the effective rate was 4.25%, and no cash amounts have been drawn under this credit facility.

16.	Commitments and Contingencies

Unconditional Purchase Obligations

The Company has entered into agreements where it commits to certain usage levels related to third party services. The amount of the minimum fixed and determinable portion of the unconditional purchase obligations over the next five years, as at December 31, 2019, was $23,818.

Litigation and Loss Contingencies

The Company records accruals for loss contingencies when losses are probable and reasonably estimable. From time to time, the Company may become a party to litigation and subject to claims incidental to the ordinary course of business, including intellectual property claims, labour and employment claims and threatened claims, breach of contract claims, tax and other matters. The Company currently has no material pending litigation or claims. The Company is not aware of any litigation matters or loss contingencies that would be expected to have a material adverse effect on the business, consolidated financial position, results of operations, or cash flows.

17.    Shareholders’ Equity

Public Offerings

In September 2019, the Company completed a public offering in which it issued and sold 2,185,000 Class A subordinate voting shares at a public offering price of $317.50 per share, including the 285,000 Class A subordinate voting shares purchased by the underwriters pursuant to the exercise of the over-allotment option. The Company received total net proceeds of $688,014 after deducting offering fees and expenses of $5,724, net of tax of $1,541.

In December 2018, the Company completed a public offering in which it issued and sold 2,600,000 Class A subordinate voting shares at a public offering price of $154.00 per share. The Company received total net proceeds of $394,704 after deducting offering fees and expenses of $5,696.

In February 2018, the Company completed a public offering in which it issued and sold 4,800,000 Class A subordinate voting shares at a public offering price of $137.00 per share. The Company received total net proceeds of $646,984 after deducting offering fees and expenses of $10,616.

Common Stock Authorized

The Company is authorized to issue an unlimited number of Class A subordinate voting shares and an unlimited number of Class B multiple voting shares. The Class A subordinate voting shares have one vote per share and the Class B multiple voting shares have 10 votes per share. The Class B multiple voting shares are convertible into Class A subordinate voting shares on a one-for-one basis at the option of the holder. Class B multiple voting shares will automatically convert into Class A subordinate voting shares in certain other circumstances.

Preferred Shares
The Company is authorized to issue an unlimited number of preferred shares issuable in series. Each series of preferred shares shall consist of such number of shares and having such rights, privileges, restrictions and

Shopify Inc.
Notes to the Consolidated Financial Statements
Expressed in US $000's except share and per share amounts

conditions as may be determined by the Company’s Board of Directors prior to the issuance thereof. Holders of preferred shares, except as otherwise provided in the terms specific to a series of preferred shares or as required by law, will not be entitled to vote at meetings of holders of shares.

Stock-Based Compensation

In 2008, the Board of Directors adopted and the Company’s shareholders approved the Legacy Stock Option Plan (“the Legacy Option Plan”). Immediately prior to the completion of the Company’s May 2015 IPO, and in connection with the closing of the offering, each option outstanding under the Legacy Option Plan became exercisable for one Class B multiple voting share. Following the closing of the Company’s IPO, no further awards were made under the Legacy Option Plan. The Legacy Option Plan continues to govern awards granted thereunder.

The Company’s Board of Directors and shareholders approved a stock option plan ("Stock Option Plan"), as well as a Long Term Incentive Plan ("LTIP"), each of which became effective upon the closing of the Company's IPO on May 27, 2015. On May 30, 2018, the Company’s Board of Directors and shareholders amended both the Stock Option Plan and the LTIP.

The Stock Option Plan allows for the grant of options to the Company’s officers, directors, employees and consultants. All options granted under the Stock Option Plan will have an exercise price determined and approved by the Company’s Board of Directors at the time of grant, which shall not be less than the market price of the Class A subordinate voting shares at such time. For purposes of the Stock Option Plan, the market price of the Class A subordinate voting shares shall be the volume weighted average trading price of the Class A subordinate voting shares on the NYSE for the five trading days ending on the last trading day before the day on which the option is granted. Options granted under the Stock Option Plan are exercisable for Class A subordinate voting shares. Both the vesting period and term of the options in the Stock Option Plan are determined by the Board of Directors at the time of grant. The majority of grants outstanding under both the Stock Option Plan and the Legacy Option Plan have been approved with a four year vesting schedule with 25% vesting after one year and the remainder vesting evenly over the remaining 36 months. Options granted under the Stock Option Plan since November 2017 have been approved with a three year vesting schedule with 1/3 vesting after one year and the remainder vesting evenly over the remaining 24 months. On October 17, 2019, the Company approved the issuance of rollover options, from treasury, under the 6 River Systems 2016 Amended and Restated Stock Option and Grant Plan, adopted on closing of the acquisition of 6RS.

The LTIP provides for the grant of share units, or LTIP Units, consisting of RSUs, performance share units (PSUs), and deferred share units (DSUs). Each LTIP Unit represents the right to receive one Class A subordinate voting share in accordance with the terms of the LTIP. Unless otherwise approved by the Board of Directors, RSUs will vest as to 1/3 each on the first, second and third anniversary dates of the date of grant. Prior to November 2017 all RSU grants were approved with a four year vesting schedule with 25% vesting after one year and the remainder vesting evenly over the remaining 36 months. RSUs granted since November 2017 have been approved with a three year vesting schedule with 1/3 vesting after one year and the remainder vesting evenly over the remaining 24 months. A PSU participant’s grant agreement will describe the performance criteria established by the Company’s Board of Directors that must be achieved for PSUs to vest to the PSU participant, provided the participant is continuously employed by or in the Company’s service or the service or employment of any of the Company’s affiliates from the date of grant until such PSU vesting date. DSUs will be granted solely to directors of the Company, at their option, in lieu of their Board retainer fees. DSUs will vest upon a director ceasing to act as a director. As at the Consolidated Balance Sheet date there have been nil PSUs granted.

The maximum number of Class A subordinate voting shares reserved for issuance, in the aggregate, under the Company's Stock Option Plan and the LTIP was initially equal to 3,743,692 Class A subordinate voting shares. The number of Class A subordinate voting shares available for issuance, in the aggregate, under the Stock Option Plan and the LTIP will be automatically increased on January 1st of each year, beginning on January 1, 2016 and ending on January 1, 2026, in an amount equal to 5% of the aggregate number of outstanding

Shopify Inc.
Notes to the Consolidated Financial Statements
Expressed in US $000's except share and per share amounts

Class A subordinate voting shares and Class B multiple voting shares on December 31st of the preceding calendar year. As at January 1, 2020, there were 19,817,622 shares available for issuance under the Company's Stock Option Plan and LTIP.

The following table summarizes the stock option and RSU award activities under the Company's share-based compensation plans for the years ended December 31, 2019 and 2018:

	Shares Subject to Options Outstanding					Outstanding RSUs
	Number of Options (1)	Weighted Average Exercise Price $	Remaining Contractual Term (in years)	Aggregate Intrinsic Value (2) $	Weighted Average Grant Date Fair Value $	Outstanding RSUs	Weighted Average Grant Date Fair Value $
December 31, 2017	7,353,546	20.67	6.81	590,700	—	2,498,678	53.84
Stock options granted	486,434	138.12	—	—	69.81	—
Stock options exercised	(2,179,999)	13.99	—	—	—	—
Stock options forfeited	(183,191)	44.58	—	—	—	—
RSUs granted	—	—	—	—	—	1,127,094	139.58
RSUs settled	—	—	—	—	—	(935,002)	51.72
RSUs forfeited	—	—	—	—	—	(217,105)	68.70
December 31, 2018	5,476,790	32.96	6.23	577,731	—	2,473,665	92.40
Stock options granted	488,485	165.03	—	—	—	—	—
Stock options exercised	(2,084,063)	23.19	—	—	—	—	—
Stock options forfeited	(68,970)	68.24	—	—	—	—	—
RSUs granted	—	—	—	—	—	888,991	232.09
RSUs settled	—	—	—	—	—	(1,252,250)	84.98
RSUs forfeited	—	—	—	—	—	(170,488)	116.06
December 31, 2019	3,812,242	54.59	6.14	1,307,565	—	1,939,918	159.13

Stock options exercisable as of December 31, 2019	2,510,366	25.19	5.19	934,823
(1) As at December 31, 2019, 1,506,573 of the outstanding stock options were granted under the Company's Legacy Option Plan and are exercisable for Class B multiple voting shares, 2,220,564 of the outstanding stock options were granted under the Company's Stock Option Plan and are exercisable for Class A subordinate voting shares, and 85,105 of the outstanding stock options were granted under the 6 River Systems 2016 Amended and Restated Stock Option and Grant Plan and are exercisable for Class A subordinate voting shares.
(2) The aggregate intrinsic value is calculated as the difference between the exercise price of the underlying stock option awards and the closing market price of the Company's Class A subordinate voting shares as of December 31, 2019 and December 31, 2018.

As at December 31, 2019 the Company had issued 673 Deferred Share Units under its Long Term Incentive Plan.

In connection with the acquisition of 6RS, 122,080 Class A subordinate voting shares were issued with trading restrictions. The restrictions on these shares are lifted over time and are being accounted for as stock-based compensation as the vesting is contingent on continued employment and therefore related to post-combination services. As at December 31, 2019, 122,080 of the Class A subordinate voting shares remained restricted.
The total intrinsic value of stock options exercised and RSUs settled during the years ended December 31, 2019 and 2018 was $833,556 and $409,029 respectively. The aggregate intrinsic value of options exercised

Shopify Inc.
Notes to the Consolidated Financial Statements
Expressed in US $000's except share and per share amounts

is calculated as the difference between the exercise price of the underlying stock option awards and the market value on the date of exercise.
As of December 31, 2019 and 2018, there was $306,355 and $227,523, respectively, of remaining unamortized compensation cost related to unvested stock options and RSUs granted to the Company’s employees. This cost will be recognized over an estimated weighted-average remaining period of 2.03 years. Total unamortized compensation cost will be adjusted for future changes in estimated forfeitures.

Stock-Based Compensation Expense

All share-based awards are measured based on the grant date fair value of the awards and recognized in the Consolidated Statements of Operations and Comprehensive Loss over the period during which the employee is required to perform services in exchange for the award (generally the vesting period of the award).

The Company estimates the fair value of stock options granted using the Black-Scholes option valuation model, which requires assumptions, including the fair value of the Company's underlying common stock, expected term, expected volatility, risk-free interest rate and dividend yield of the Company's common stock. These estimates involve inherent uncertainties and the application of management’s judgment. If factors change and different assumptions are used, share-based compensation expense could be materially different in the future.

These assumptions are estimated as follows:

•	Fair Value of Common Stock. The Company uses the five-day volume weighted average price for its common stock as reported on the New York Stock Exchange.

•
Expected Term. The Company determines the expected term based on the average period the stock options are expected to remain outstanding. The Company bases the expected term assumptions on its historical behavior combined with estimates of the post-vesting holding period.

•	Expected Volatility. The Company determines the price volatility factor based on the Company's historical volatility over the expected life of the stock options.

•
Risk-Free Interest Rate. The Company bases the risk-free interest rate used in the Black-Scholes valuation model on the yield available on U.S. Treasury zero-coupon issues with an equivalent remaining term of the stock options for each stock option group.

•
Expected Dividend. The Company has not paid and does not anticipate paying any cash dividends in the foreseeable future and, therefore, uses an expected dividend yield of zero in the option pricing model.

The grant weighted average assumptions used to estimate the fair value of stock options granted to employees were as follows:

	Years ended
	December 31, 2019	December 31, 2018
Expected volatility	50.7%	54.2%
Risk-free interest rate	2.25%	2.72%
Dividend yield	Nil	Nil
Average expected life	4.77	5.31

Shopify Inc.
Notes to the Consolidated Financial Statements
Expressed in US $000's except share and per share amounts

In addition to the assumptions used in the Black-Scholes option valuation model, the Company also estimates a forfeiture rate to calculate the share-based compensation expense for our awards. The Company's forfeiture rate is based on an analysis of its actual forfeitures. The Company will continue to evaluate the appropriateness of the forfeiture rate based on actual forfeiture experience, analysis of employee turnover, and other factors. Changes in the estimated forfeiture rate can have a significant impact on share-based compensation expense as the cumulative effect of adjusting the rate is recognized in the period the forfeiture estimate is changed. If a revised forfeiture rate is higher/lower than the previously estimated forfeiture rate, an adjustment is made that will result in an increase/decrease to the share-based compensation expense recognized in the consolidated financial statements.

The following table illustrates the classification of stock-based compensation in the Consolidated Statements of Operations and Comprehensive Loss, which includes both stock-based compensation and restricted share-based compensation expense:

	Years ended
	December 31, 2019	December 31, 2018
	$	$
Cost of revenues	3,572	2,232
Sales and marketing	33,917	21,928
Research and development	93,549	55,164
General and administrative	27,418	16,396
	158,456	95,720

18.    Changes in Accumulated Other Comprehensive Income (Loss)

The following table summarizes the changes in accumulated other comprehensive income (loss), which is reported as a component of shareholders’ equity, for the years ended December 31, 2019 and 2018:

	Accumulated Other Comprehensive Income (Loss)
	Years ended
	December 31, 2019	December 31, 2018
	$	$
Balance, beginning of the year	(12,216)	3,435

Other comprehensive income (loss) before reclassifications	12,865	(19,821)
Loss on cash flow hedges reclassified from accumulated other comprehensive income (loss) to earnings were as follows:
Cost of revenues	279	255
Sales and marketing	1,538	1,224
Research and development	2,620	2,063
General and administrative	744	628
Tax effect on unrealized gain (loss) on cash flow hedges	(4,784)	—
Other comprehensive income (loss), net of tax	13,262	(15,651)
Balance, end of the year	1,046	(12,216)

Shopify Inc.
Notes to the Consolidated Financial Statements
Expressed in US $000's except share and per share amounts

19.    Income Taxes

The domestic and foreign components of loss before income taxes and provision for income taxes were as follows:

	Years ended
	December 31, 2019 $	December 31, 2018 $
Loss before income taxes
Domestic	(55,507)	(55,537)
Foreign	(40,308)	(9,016)
	(95,815)	(64,553)

Current income tax expense
Domestic	63,120	—
Foreign	1,850	—
	64,970	—
Deferred income tax recovery
Domestic	(14,351)	—
Foreign	(21,592)	—
	(35,943)	—

Provision for income taxes	29,027	—

The reconciliation of the expected income tax recovery to the actual provision for income taxes reported in the Consolidated Statements of Operations and Comprehensive Loss for the years ended December 31, 2019 and 2018 is as follows:

	Years ended
	December 31, 2019 $	December 31, 2018 $
Loss before income taxes	(95,815)	(64,553)
Expected income tax recovery at Canadian statutory income tax rate of 26.51% (2018 - 26.51%)	(25,400)	(17,113)
Permanent differences	74,024	16,057
Foreign tax rate differential	1,770	1,726
Tax credits earned during the year	(1,571)	—
Other items	(1,468)	(88)
Change in valuation allowance	(18,328)	(582)
Provision for income taxes	29,027	—

The Company assesses whether valuation allowances should be established or maintained against its deferred tax assets, based on consideration of all available evidence, using a ‘‘more-likely-than-not’’ standard. The factors the Company uses to assess the likelihood of realization are its history of losses, forecasts of future pre-tax income, and tax planning strategies that could be implemented to realize the deferred tax assets.

Shopify Inc.
Notes to the Consolidated Financial Statements
Expressed in US $000's except share and per share amounts

The significant components of the Company’s deferred income tax assets and liabilities as of December 31, 2019 and 2018 are as follows:

	December 31, 2019 $	December 31, 2018 $
Deferred tax assets
Tax loss carryforwards	59,407	19,540
Temporary differences on capital and intangible assets	44,445	2,366
Stock-based compensation expense	11,324	6,427
Accruals and reserves	10,397	8,384
Share issuance costs	6,590	8,011
Temporary differences related to lease assets and liabilities	4,526	—
Investment tax credits	694	5,833
Valuation allowance	(89,363)	(46,343)
Total deferred tax assets	48,020	4,218

Deferred tax liabilities
Temporary differences on intangible assets	(35,967)	(5,350)
Other deferred tax liabilities	(1,374)	—
Total deferred tax liabilities	(37,341)	(5,350)

Net deferred tax assets (liabilities)	10,679	(1,132)

In July 2019, the Company formally established its EMEA headquarters in Ireland and its Asia-Pacific headquarters in Singapore. As a result of these actions, the Company transferred regional relationship and territory rights from its Canadian entity to enable each regional headquarters to develop and maintain merchant and commercial operations within its respective region, while keeping the ownership of all of the Company's current developed technology within Canada. These transfers reflect the growing proportion of the Company's business occurring internationally and resulted in a one-time capital gain. As a result of the capital gain, ongoing operations, the recognition of deferred tax assets and liabilities, and the utilization of all applicable credits and other tax attributes, including loss carryforwards, the Company has a provision for income taxes of $29,027 in the year ended December 31, 2019.

During the year ended December 31, 2019, the Company released some of its valuation allowance against its deferred tax assets in Canada, the United States, and Sweden. In the third quarter of 2019, the Company released a portion of its valuation allowance against its Canadian deferred tax assets as a result of the capital gain from the transfer of the regional relationship and territory rights. In the United States, as a result of the acquisition of 6RS the Company released a portion of its valuation allowance during its fourth quarter against deferred tax assets on its United States net operating losses.

The Company has provided for deferred income taxes for the estimated tax cost of distributable earnings of its subsidiaries of $292.
The Company had no material uncertain income tax positions for the years ended December 31, 2019 and 2018. The Company's accounting policy is to recognize interest and penalties related to uncertain tax positions as a component of income tax expense. In the years ended December 31, 2019 and 2018, there was no interest or penalties related to uncertain tax positions.

The Company remains subject to audit by the relevant tax authorities for the years ended 2012 through 2019.

Shopify Inc.
Notes to the Consolidated Financial Statements
Expressed in US $000's except share and per share amounts

Investment tax credits, which are earned as a result of qualifying R&D expenditures, are recognized and applied to reduce income tax expense in the year in which the expenditures are made and their realization is reasonably assured.

As at December 31, 2019 and 2018, the Company had unused non-capital tax losses of approximately $209,759 and $53,941 respectively. Of the December 31, 2019 balance, $150,707 of the non-capital tax losses do not expire, while the remaining non-capital losses of $59,052 are due to expire between 2033 and 2039. The Company has U.S. state losses of $298,998 as at December 31, 2019 (December 31, 2018 - $116,026). There is no SR&ED expenditure pool balance as at December 31, 2019 (December 31, 2018 - $9,575). In addition, at December 31, 2019 and 2018, the Company had investment tax credits of $2,111 and $4,179, respectively. The investment tax credits are due to expire between 2035 and 2039.

20.    Net Loss per Share

The Company applies the two-class method to calculate its basic and diluted net loss per share as both classes of its voting shares are participating securities with equal participation rights and are entitled to receive dividends on a share for share basis.

The following table summarizes the reconciliation of the basic weighted average number of shares outstanding and the diluted weighted average number of shares outstanding:

	Years ended
	December 31, 2019	December 31, 2018
Basic and diluted weighted average number of shares outstanding	113,026,424	105,671,839
The following items have been excluded from the diluted weighted average number of shares outstanding because they are anti-dilutive:
Stock options	3,812,242	5,476,790
Restricted share units	1,939,918	2,473,665
Deferred share units	673	347
	5,752,833	7,950,802

In the years ended December 31, 2019 and 2018, the Company was in a loss position and therefore diluted loss per share is equal to basic loss per share.

Shopify Inc.
Notes to the Consolidated Financial Statements
Expressed in US $000's except share and per share amounts

21.    Segment and Geographical Information

The Company has determined that it operates in a single operating and reportable segment.

The following table presents total external revenues by geographic location, based on the location of the Company’s merchants:

	Years ended
	December 31, 2019		December 31, 2018
	$	%	$	%
Canada	96,168	6.1%	70,774	6.6%
United States	1,079,520	68.4%	755,454	70.4%
United Kingdom	103,498	6.6%	69,596	6.5%
Australia	68,571	4.3%	47,937	4.5%
Rest of World	230,416	14.6%	129,468	12.0%
	1,578,173	100.0%	1,073,229	100.0%

The following table presents the total net book value of the Company’s long-lived physical assets by geographic location:

	December 31, 2019		December 31, 2018
	$	%	$	%
Canada	102,832	93.6%	58,460	94.9%
United States	4,747	4.3%	1,593	2.6%
Rest of World	2,302	2.1%	1,559	2.5%
	109,881	100.0%	61,612	100.0%

22.	Business Acquisitions

Helpful.com, Inc.

On January 28, 2019, the Company completed the acquisition of Helpful.com, Inc. (Helpful), a company based in Toronto, Canada, that builds enterprise mobile products through the use of artificial intelligence. The Company acquired 100 percent of the outstanding shares of Helpful. The transaction was accounted for as a business combination. The operations of Helpful have been consolidated into the Company’s results as of the acquisition date.

Handshake Corp.

On May 7, 2019, the Company completed the acquisition of Handshake Corp. (Handshake), a company based in New York, United States, which provides business-to-business ecommerce solutions. The Company acquired 100 percent of the outstanding shares of Handshake. The transaction was accounted for as a business combination. The operations of Handshake have been consolidated into the Company’s results as of the acquisition date.

Vinderbit Pty Ltd

On June 28, 2019, the Company completed the acquisition of Vinderbit Pty Ltd (Vinderbit), a company based in Australia, that provides back-office inventory management software solutions. The Company acquired 100 percent of the outstanding shares of Vinderbit. The transaction was accounted for as a business combination. The operations of Vinderbit have been consolidated into the Company’s results as of the acquisition date.

Shopify Inc.
Notes to the Consolidated Financial Statements
Expressed in US $000's except share and per share amounts

6 River Systems, Inc.

On October 17, 2019, the Company completed the acquisition of 6RS, a company based in Waltham, Massachusetts, United States, that provides collaborative warehouse fulfillment solutions. The Company acquired 100 percent of the outstanding shares of 6RS in exchange for cash consideration of $261,194, and $132,510 in Shopify Class A Subordinate Voting Shares. In connection with the transaction, a further $64,074 in restricted shares and stock options were issued and are being accounted for as stock-based compensation as they are related to post-combination services. The transaction was accounted for as a business combination. The operations of 6RS have been consolidated into the Company’s results as of the acquisition date.

The following table summarizes the final purchase price allocation of the 6RS assets acquired and liabilities assumed at the acquisition date:

Amount $
Net tangible assets and liabilities:
Cash	8,158
Trade and other receivables, net	2,038
Other current assets	4,394
Property and equipment, net	3,551
Accounts payable and accrued liabilities	(4,056)
Current and long-term deferred revenue	(8,901)
Estimated fair value of identifiable intangible assets:
Acquired technology	142,500
Customer relationships	7,600
Net deferred tax liability on acquired intangibles	(26,107)

Goodwill	264,527
Total purchase price	393,704

The acquired technology was valued at $142,500 using a discounted cash flow methodology and customer relationships were valued at $7,600 using a cost approach, and are being amortized over 9 and 5 years, respectively. Goodwill from the 6RS acquisition is primarily attributable to the expected synergies that will result from integrating the 6RS collaborative robot technology with Shopify Fulfillment Network, and the acquisition of the assembled workforce. None of the goodwill recognized is expected to be deductible for income tax purposes. The deferred tax liability relates to the taxable temporary difference on the acquired intangible assets.

Tictail, Inc.

On November 19, 2018, the Company completed the acquisition of Tictail, Inc. and all of its subsidiaries (Tictail), a Delaware corporation based in Stockholm, Sweden, which operates an e-commerce platform. The Company acquired 100 percent of the outstanding shares of Tictail in exchange for cash consideration of $17,144. The transaction was accounted for as a business combination. The operations of Tictail have been consolidated into the Company's results as of the acquisition date.

Shopify Inc.
Notes to the Consolidated Financial Statements
Expressed in US $000's except share and per share amounts

The following table summarizes the final purchase price allocation of the Tictail assets acquired and liabilities assumed at the acquisition date:

Amount $
Net closing working capital:
Cash	1,465
Trade and other receivables, net	156
Other current assets	1,054
Accounts payable and accrued liabilities	(1,847)
Estimated fair value of identifiable assets acquired:
Acquired technology	1,400
Customer relationships	100
Goodwill	15,125
Net deferred tax liability on acquired intangibles	(309)
Total purchase price	17,144

The acquired technology was valued at $1,400 and customer relationships were valued at $100 using a cost approach. The acquired intangibles are being amortized over periods ranging from 1 to 3 years. Goodwill from the Tictail acquisition is primarily attributable to the assembled workforce. None of the goodwill recognized is expected to be deductible for income tax purposes. The deferred tax liability relates to the taxable temporary difference on the acquired intangible assets.

23.    Comparative Figures

Certain comparative figures have been reclassified in order to conform to the current period presentation.